# SUMMARY INFORMATION ABOUT THE FUNDS

## Ashmore Emerging Markets Total Return Fund

### Investment Objective

The Fund seeks to maximize total return.

### Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.00% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees | 1.00% | 1.00% | 1.00% | 1.00% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 0.12% | 0.12% | 0.12% | 0.12% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 1.37% | 2.12% | 1.37% | 1.12% |
| Fee Waiver and/or Expense Reimbursement[2] | (0.10)% | (0.10)% | (0.10)% | (0.10)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.27% | 2.02% | 1.27% | 1.02% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements) for the Fund's Class A Shares exceed 1.27%, for the Fund's Class C Shares exceed 2.02%, for the Fund's Class T Shares exceed 1.27% and for the Fund's Institutional Class Shares exceed 1.02% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any

amounts waived or reimbursed for 36 months following the end of the month when the waiver or reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

|  | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
|  | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares | $524 | $807 | $1,111 | $1,972 | $524 | $807 | $1,111 | $1,972 |
| Class C Shares | $305 | $654 | $1,130 | $2,444 | $205 | $654 | $1,130 | $2,444 |
| Class T Shares | $376 | $663 | $ 972 | $1,847 | $376 | $663 | $ 972 | $1,847 |

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) | $104 | $346 | $607 | $1,354 |

# Ashmore Emerging Markets Local Currency Bond Fund

**Investment Objective**

The Fund seeks to maximize total return.

**Fees and Expenses of the Fund**

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

**Shareholder Fees**

(fees paid directly from your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) ............... | 4.00% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) ............................... | 1.00% | 1.00% | None | None |
| Redemption Fee .............................. | None | None | None | None |

**Annual Fund Operating Expenses**

(expenses that you pay each year as a percentage of the value of your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees ............................. | 0.95% | 0.95% | 0.95% | 0.95% |
| Distribution and/or Service (12b-1) Fees ........... | 0.25% | 1.00% | 0.25% | None |
| Other Expenses ............................... | 0.31% | 0.31% | 0.31% | 0.31% |
| Acquired Fund Fees and Expenses ................ | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses ............ | 1.51% | 2.26% | 1.51% | 1.26% |
| Fee Waiver and/or Expense Reimbursement[2] ....... | (0.29)% | (0.29)% | (0.29)% | (0.29)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** ....... | 1.22% | 1.97% | 1.22% | 0.97% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements) for the Fund's Class A Shares exceed 1.22%, for the Fund's Class C Shares exceed 1.97%, for the Fund's Class T Shares exceed 1.22% and for the Fund's Institutional Class Shares exceed 0.97% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time when such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

| | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares | $519 | $831 | $1,164 | $2,106 | $519 | $831 | $1,164 | $2,106 |
| Class C Shares | $300 | $679 | $1,184 | $2,573 | $200 | $679 | $1,184 | $2,573 |
| Class T Shares | $371 | $688 | $1,026 | $1,982 | $371 | $688 | $1,026 | $1,982 |

| | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) | $99 | $371 | $664 | $1,497 |

## Ashmore Emerging Markets Corporate Debt Fund

### Investment Objective

The Fund seeks to maximize total return.

### Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.00% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees | 1.15% | 1.15% | 1.15% | 1.15% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 0.12% | 0.12% | 0.12% | 0.12% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 1.52% | 2.27% | 1.52% | 1.27% |
| Fee Waiver and/or Expense Reimbursement[2] | (0.10)% | (0.10)% | (0.10)% | (0.10)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.42% | 2.17% | 1.42% | 1.17% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements) for the Fund's Class A Shares exceed 1.42%, for the Fund's Class C Shares exceed 2.17%, for the Fund's Class T Shares exceed 1.42% and for the Fund's Institutional Class Shares exceed 1.17% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that expense ratio at the time of such recoupment is less than the annual expense limit in place at the time such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

|  | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
|  | **1 year** | **3 years** | **5 years** | **10 years** | **1 year** | **3 years** | **5 years** | **10 years** |
| Class A Shares ..................... | $539 | $852 | $1,187 | $2,132 | $539 | $852 | $1,187 | $2,132 |
| Class C Shares ..................... | $320 | $700 | $1,206 | $2,598 | $220 | $700 | $1,206 | $2,598 |
| Class T Shares ..................... | $391 | $709 | $1,049 | $2,009 | $391 | $709 | $1,049 | $2,009 |

|  | **1 year** | **3 years** | **5 years** | **10 years** |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) ................................ | $119 | $393 | $687 | $1,525 |

## Ashmore Emerging Markets Short Duration Fund

### Investment Objective

The Fund seeks to maximize total return.

### Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 4.00% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees | 0.65% | 0.65% | 0.65% | 0.65% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 0.15% | 0.14% | 0.15% | 0.15% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 1.05% | 1.79% | 1.05% | 0.80% |
| Fee Waiver and/or Expense Reimbursement[2] | (0.13)% | (0.12)% | (0.13)% | (0.13)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 0.92% | 1.67% | 0.92% | 0.67% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits, and expense offset arrangements) for the Fund's Class A Shares exceed 0.92%, for the Fund's Class C Shares exceed 1.67%, for the Fund's Class T Shares exceed 0.92% and for the Fund's Institutional Class Shares exceed 0.67% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that the expense ratio is less than the annual expense limit in place at the time such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

|  | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
|  | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares | $490 | $708 | $944 | $1,620 | $490 | $708 | $944 | $1,620 |
| Class C Shares | $270 | $552 | $958 | $2,095 | $170 | $552 | $958 | $2,095 |
| Class T Shares | $342 | $563 | $803 | $1,489 | $342 | $563 | $803 | $1,489 |

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) | $68 | $242 | $431 | $978 |

# Ashmore Emerging Markets Active Equity Fund

## Investment Objective

The Fund seeks long-term capital appreciation.

## Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.25% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees | 1.00% | 1.00% | 1.00% | 1.00% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 1.86% | 1.86% | 1.86% | 1.87% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 3.11% | 3.86% | 3.11% | 2.87% |
| Fee Waiver and/or Expense Reimbursement[2] | (1.84)% | (1.84)% | (1.84)% | (1.85)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.27% | 2.02% | 1.27% | 1.02% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits, and expense offset arrangements) for the Fund's Class A Shares exceed 1.27%, for the Fund's Class C Shares exceed 2.02%, for the Fund's Class T Shares exceed 1.27% and for the Fund's Institutional Class Shares exceed 1.02% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that a prior fiscal year's expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

| | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares | $648 | $1,271 | $1,917 | $3,644 | $648 | $1,271 | $1,917 | $3,644 |
| Class C Shares | $305 | $1,009 | $1,832 | $3,971 | $205 | $1,009 | $1,832 | $3,971 |
| Class T Shares | $376 | $1,017 | $1,683 | $3,460 | $376 | $1,017 | $1,683 | $3,460 |

| | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) | $104 | $714 | $1,350 | $3,062 |

## Ashmore Emerging Markets Small-Cap Equity Fund

### Investment Objective

The Fund seeks long-term capital appreciation.

### Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.25% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees | 1.50% | 1.50% | 1.50% | 1.50% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 0.51% | 0.51% | 0.51% | 0.51% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 2.26% | 3.01% | 2.26% | 2.01% |
| Fee Waiver and/or Expense Reimbursement[2] | (0.49)% | (0.49)% | (0.49)% | (0.49)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.77% | 2.52% | 1.77% | 1.52% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements) for the Fund's Class A Shares exceed 1.77%, for the Fund's Class C Shares exceed 2.52%, for the Fund's Class T Shares exceed 1.77% and for the Fund's Institutional Class Shares exceed 1.52% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

|  | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
|  | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares ..................... | $695 | $1,150 | $1,629 | $2,948 | $695 | $1,150 | $1,629 | $2,948 |
| Class C Shares .................... | $355 | $ 884 | $1,539 | $3,293 | $255 | $ 884 | $1,539 | $3,293 |
| Class T Shares .................... | $425 | $ 893 | $1,386 | $2,743 | $425 | $ 893 | $1,386 | $2,743 |

|  | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) ............................... | $155 | $583 | $1,038 | $2,298 |

## Ashmore Emerging Markets Frontier Equity Fund

### Investment Objective

The Fund seeks long-term capital appreciation.

### Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.25% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

|  | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
|---|---|---|---|---|
| Management Fees | 1.50% | 1.50% | 1.50% | 1.50% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 0.46% | 0.49% | 0.46% | 0.46% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 2.21% | 2.99% | 2.21% | 1.96% |
| Fee Waiver and/or Expense Reimbursement[2] | (0.44)% | (0.47)% | (0.44)% | (0.44)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.77% | 2.52% | 1.77% | 1.52% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits, and expense offset arrangements) for the Fund's Class A Shares exceed 1.77%, for the Fund's Class C Shares exceed 2.52%, for the Fund's Class T Shares exceed 1.77% and for the Fund's Institutional Class Shares exceed 1.52% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time when such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

| | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares ..................... | $695 | $1,140 | $1,609 | $2,903 | $695 | $1,140 | $1,609 | $2,903 |
| Class C Shares ..................... | $355 | $ 880 | $1,531 | $3,275 | $255 | $ 880 | $1,531 | $3,275 |
| Class T Shares ..................... | $425 | $ 883 | $1,366 | $2,697 | $425 | $ 883 | $1,366 | $2,697 |

| | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) ............................... | $155 | $573 | $1,017 | $2,250 |

# Ashmore Emerging Markets Equity Fund

## Investment Objective

The Fund seeks long-term capital appreciation.

## Fees and Expenses of the Fund

The tables below describe the fees and expenses that you may pay if you buy and hold Class A, Class C, Class T or Institutional Class Shares of the Fund. You may qualify for sales charge discounts on a purchase of Class A Shares if you and your family invest, or agree to invest in the future, at least $100,000 in Class A Shares of the Funds. More information about these and other discounts is available in the "Classes of Shares" section beginning on page 105 of the Fund's prospectus or from your financial advisor. Investors investing in the Fund through an intermediary should consult "Appendix A—Intermediary-Specific Sales Waivers", which includes information regarding broker-defined sales charges and related discount policies that apply to purchases through certain intermediaries.

### Shareholder Fees
(fees paid directly from your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
| --- | --- | --- | --- | --- |
| Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) | 5.25% | None | 2.50% | None |
| Maximum Deferred Sales Charge (CDSC) (Load)[1] (as a percentage of the lower of original purchase price or NAV) | 1.00% | 1.00% | None | None |
| Redemption Fee | None | None | None | None |

### Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

| | Class A Shares | Class C Shares | Class T Shares | Institutional Class Shares |
| --- | --- | --- | --- | --- |
| Management Fees | 1.15% | 1.15% | 1.15% | 1.15% |
| Distribution and/or Service (12b-1) Fees | 0.25% | 1.00% | 0.25% | None |
| Other Expenses | 1.25% | 1.23% | 1.25% | 1.20% |
| Acquired Fund Fees and Expenses | 0.00% | 0.00% | 0.00% | 0.00% |
| Total Annual Fund Operating Expenses | 2.65% | 3.38% | 2.65% | 2.35% |
| Fee Waiver and/or Expense Reimbursement[2] | (1.23)% | (1.21)% | (1.23)% | (1.18)% |
| **Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement** | 1.42% | 2.17% | 1.42% | 1.17% |

(1) For Class A Shares, the CDSC is imposed only where shares are purchased without a front-end sales charge and subsequently redeemed within eighteen months of purchase. For Class C Shares, the CDSC is imposed only on shares redeemed within one year of purchase.

(2) Ashmore Investment Advisors Limited (the "Investment Manager") has contractually agreed to waive its fees or reimburse the Fund for other expenses to the extent that Total Annual Fund Operating Expenses (other than Acquired Fund Fees and Expenses, interest expense, taxes, extraordinary expenses, custodial credits, transfer agency credits and expense offset arrangements) for the Fund's Class A Shares exceed 1.42%, for the Fund's Class C Shares exceed 2.17%, for the Fund's Class T Shares exceed 1.42% and for the Fund's Institutional Class Shares exceed 1.17% of the Fund's average daily net assets attributable to the share class. The expense limitation arrangement may be terminated before February 28, 2019 only by the Board of Trustees. Under the Expense Limitation Agreement, the Investment Manager may recoup any amounts waived or reimbursed for 36 months following the end of the month when the waiver or

reimbursement occurred, provided total expenses, including such recoupment, do not exceed the applicable annual expense limit, and further that expenses may be recouped only if and to the extent that the expense ratio at the time of such recoupment is less than the annual expense limit in place at the time such expenses were waived or reimbursed.

**Examples.** These Examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Examples assume that you invest $10,000 in the noted class of shares of the Fund for the time periods indicated, your investment has a 5% return each year and the Fund's operating expenses remain the same. The Examples are based, for the first year, on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement and, for all other periods, on Total Annual Fund Operating Expenses. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions.

| | Example: Assuming you redeem your shares at the end of each period | | | | Example: Assuming you do not redeem your shares | | | |
|---|---|---|---|---|---|---|---|---|
| | 1 year | 3 years | 5 years | 10 years | 1 year | 3 years | 5 years | 10 years |
| Class A Shares . . . . . . . . . . . . . . . . . . . . . | $662 | $1,194 | $1,752 | $3,265 | $662 | $1,194 | $1,752 | $3,265 |
| Class C Shares . . . . . . . . . . . . . . . . . . . . . | $320 | $ 927 | $1,656 | $3,586 | $220 | $ 927 | $1,656 | $3,586 |
| Class T Shares . . . . . . . . . . . . . . . . . . . . . | $391 | $ 939 | $1,513 | $3,070 | $391 | $ 939 | $1,513 | $3,070 |

| | 1 year | 3 years | 5 years | 10 years |
|---|---|---|---|---|
| Institutional Class Shares (whether or not shares are redeemed) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $119 | $620 | $1,148 | $2,595 |